FORM 11-K

                   U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                 ANNUAL REPORT

       PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     First Financial Holdings, Inc.
                     34 Broad Street
                     Charleston, SC  29401
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                       FIRST FINANCIAL HOLDINGS, INC.
                     1994 EMPLOYEE STOCK PURCHASE PLAN

                            Financial Statements

                          December 31, 1996 and 1995

                  (With Independent Auditors' Report Thereon)

                                     Index

   Independent Auditors' Report

   Financial Statements for 1996 and 1995:

        Statements of Net Assets Available for Plan Benefits

        Statements of Changes in Net Assets Available for Plan Benefits

   Notes to Financial Statements

   Independent Auditors' Consent

   Signature

                         Independent Auditors' Report

   The Trustees
   First Financial Holdings, Inc.
   1994 Employee Stock Purchase Plan:

   We have audited the accompanying statements of net assets available for plan benefits of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.




                                             KPMG Peat Marwick LLP

   March 7, 1997

                        FIRST FINANCIAL HOLDINGS, INC.
                       1994 EMPLOYEE STOCK PURCHASE PLAN

                Statements of Net Assets Available for Plan Benefits
                             December 31, 1996 and 1995
                                                            1996      1995
    Assets:
        Cash and cash equivalents                       $   20,080  $   319
    Liabilities:
        Due to First Financial Holdings, Inc.               19,802       -
    Net assets available for plan benefits              $      278  $   319

   The accompanying notes are an integral part of these financial statements.




                           FIRST FINANCIAL HOLDINGS, INC.
                          1994 EMPLOYEE STOCK PURCHASE PLAN

           Statements of Changes in Net Assets Available for Plan Benefits
                       Years ended December 31, 1996 and 1995
                                                           1996           1995
    Additions to net assets attributed to:
        Contributions from employees                  $  83,583      $  58,705

    Deductions from net assets attributed to:
        Common stock distributions to
            participants                                 79,827         54,356
        Withdrawal by participants from plan              3,797          4,030

    Net increase (decrease)                                 (41)           319

    Net assets available for plan benefits
         at beginning of year                               319            -

    Net assets available for plan benefits
         at end of year                               $     278      $     319

   The accompanying notes are an integral part of these financial statements.

                         Notes to Financial Statements
                          December 31, 1996 and 1995

   1.   Description of Plan

        The following brief description of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan ("the Plan") is provided for general informational purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

        General

        On July 28, 1994, the Board of Directors of First Financial Holdings, Inc. ("the Corporation"), approved the establishment of the Plan to enable the eligible employees of the Corporation and its designated Subsidiaries with an opportunity to purchase common stock of the Corporation through accumulated payroll deductions at a discounted price of 90% of the fair market value. At the annual meeting in January 1995, the stockholders of the Corporation approved the Plan.

        Participation in Plan

        The Plan is a defined contribution employee stock purchase plan sponsored by the Corporation. An employee who has been continuously employed by the Corporation for at least six consecutive months, who is employed by the Corporation on a given enrollment date and who is scheduled to work at least 1,000 hours as an employee during each calendar year shall be eligible to participate in the Plan for the offering period commencing with such enrollment date (the first day of each offering period). An offering period is a period of approximately three months, beginning on the first trading day on or after January 1, April 1, July 1, and October 1 of each year and terminating on the last trading day on or before the end of the period.

        Contributions

        Employees may contribute to the Plan through payroll deductions. Eligible employees may elect to have payroll deductions made on each payday during an offering period in an amount not exceeding ten percent of their gross compensation.

        Plan Administration

        During the years ended December 31, 1996 and 1995, the Corporation absorbed all costs of the Plan's administration.

        Income Tax Status

        It is the intention of the Corporation to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended.

   2.   Summary of Significant Accounting Policies

        Basis of Presentation

        The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets using fair values, based on quoted market prices.

   3.   Grant and Exercise of an Option

        On the enrollment date of each offering period, each eligible employee participating in the Plan will be granted an option to purchase, on each exercise date of such offering period, a certain number of shares of the Corporation's common stock. The number of shares is determined by dividing the employee's applicable payroll deductions accumulated prior to the exercise date and retained in the participant's account as of the exercise date by the applicable purchase price. The purchase price is an amount equal to 90% of the fair market value of a share of common stock on the enrollment date or on the exercise date, whichever is lower.

        Unless a participant withdraws from the Plan, his or her option will be automatically exercised on the exercise date, and the maximum number of full shares subject to option shall be purchased for the participant at the applicable purchase price with the accumulated payroll deductions in his or her account. No fractional shares will be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share shall be retained in the participant's account and applied toward the purchase of shares in a subsequent offering period.

   4.   Withdrawal or Termination of Employment

        A participant may withdraw all, but no less than all, of the applicable payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by giving written notice to the Corporation.

        When a participant ceases to be an employee for any reason, the participant's option will be automatically terminated. Upon termination of a participant's employment relationship, the payroll deductions credited to the participant's account during the offering period but not yet used to exercise the option will be returned to such participant or, in the case of his or her death, to the designated beneficiary.

   5.   Plan Termination

        Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan at any time. The termination cannot affect options previously granted, provided that the Board of Directors may terminate an offering period on any exercise date if the Board determines that the termination of the Plan is in the best interest of the Corporation and its stockholders.

   6.   Related Party Transactions

        In 1996 and 1995, the Plan purchased 4,715 and 3,395 shares of First Financial Holdings, Inc. common stock, respectively, on behalf of the participants in the Plan.
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                         INDEPENDENT AUDITORS' CONSENT




   The Trustees
   First Financial Holdings, Inc.
   1994 Employee Stock Purchase Plan:

   We consent to the incorporation by reference in the registration statement (No. 33-57855) on Form S-8 of First Financial Holdings, Inc.
   of our report dated March 17, 1997 relating to the statement of net assets available for plan benefits of the First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1996 annual report on Form 11-K of the First Financial Holdings, Inc., 1994 Employee Stock Purchase Plan.





   Greenville, South Carolina                KPMG Peat Marwick LLP
   March 17, 1997
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                                   SIGNATURE

        The  Plan.   Pursuant to the requirements of the Securities Exchange
   Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    First Financial Holdings, Inc.
                                    1994 Employee Stock Purchase Plan



   Date:  March 27, 1997            By:  /s/ Susan Baham
                                    Susan Baham
                                    Senior Vice President
                                    Chief Financial Officer
                                    Duly Authorized Representative